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                             November 30, 2020

       Patrick Orlando
       Chairman and Chief Executive Officer
       Benessere Capital Acquisition Corp.
       777 SW 37th Avenue, Suite 510
       Miami, FL 33135-3250

                                                        Re: Benessere Capital
Acquisition Corp.
                                                            Form S-1 filed
November 3, 2020
                                                            File No. 333-249814

       Dear Mr. Orlando:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed November 3, 2020

       Summary, page 1

   1. We note the reference on page 3 to financial advisory services with ARC Group Ltd, an affiliate of the
sponsor. Please revise Certain Relationships on page 117 as well as your
                                                        Conflicts of Interest
disclosure to address the arrangement with ARC Group Ltd.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Patrick Orlando
Benessere Capital Acquisition Corp.
November 30, 2020
Page 2



        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNamePatrick Orlando                       Sincerely,
Comapany NameBenessere Capital Acquisition Corp.
                                                        Division of Corporation
Finance
November 30, 2020 Page 2                                Office of Real Estate &
Construction
FirstName LastName